UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

GRAFTECH INTERNATIONAL LTD.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

384313201

(CUSIP Number)

David Feirstein

Richard M. Brand

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

212-446-4840

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Not applicable

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 384313201

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Milikowsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,494,892 shares
	8	SHARED VOTING POWER 6,262,849 shares
	9	SOLE DISPOSITIVE POWER 2,494,892 shares
	10	SHARED DISPOSITIVE POWER 6,262,849 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,757,741 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Milikowsky Family Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,005,489 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,005,489 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,005,489 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Daniel & Sharon Milikowsky Family Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,257,360 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,257,360 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,257,360 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

4

CUSIP No. 384313201

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nathan Milikowsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,361,741 shares
	8	SHARED VOTING POWER 147,360 shares (1)
	9	SOLE DISPOSITIVE POWER 6,361,741 shares
	10	SHARED DISPOSITIVE POWER 147,360 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,509,101 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Excludes 760,760 shares held by Nathan Milikowsky’s wife.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Rebecca and Nathan Milikowsky Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 147,360 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 147,360 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 147,360 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

This Amendment No. 10 to Schedule 13D amends and supplements, where indicated, the Statement on Schedule 13D relating to the Common Stock of the Issuer by Daniel Milikowsky and Nathan Milikowsky filed with the U.S. Securities and Exchange Commission on December 10, 2010, as amended by Amendment No. 9 to Schedule 13D filed with the U.S. Securities and Exchange Commission on January 23, 2015, Amendment No. 8 to Schedule 13D filed with the U.S. Securities and Exchange Commission on April 14, 2014, Amendment No. 7 to Schedule 13D filed with the U.S. Securities and Exchange Commission on March 28, 2014, Amendment No. 6 to Schedule 13D filed with the U.S. Securities and Exchange Commission on March 25, 2014, Amendment No. 5 to Schedule 13D filed with the U.S. Securities and Exchange Commission on March 11, 2014, Amendment No. 4 to Schedule 13D filed with the U.S. Securities and Exchange Commission on January 30, 2014, Amendment No. 3 to Schedule 13D filed with the U.S. Securities and Exchange Commission on January 24, 2014, Amendment No. 2 to Schedule 13D filed with the U.S. Securities and Exchange Commission on January 8, 2013 and by Amendment No. 1 to Schedule 13D filed with the U.S. Securities and Exchange Commission on February 14, 2011 (the “Schedule 13D”). Capitalized terms used in this Amendment No. 10 and not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information immediately after the last paragraph thereof:

On February 11, 2015, Mr. Nathan Milikowsky sent a letter to Mr. Randy Carson, chairman of the Board of Directors of the Issuer, regarding discussions with respect to the Company’s management, financial condition and operations and the potential restructuring of the Company’s senior subordinated notes (the “Letter”). A copy of such Letter is filed herewith as Exhibit 1 and incorporated by reference herein. Any description herein of the Letter is qualified in its entirety by reference to the Letter filed herewith.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1—Letter

7

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2015

/s/ Daniel Milikowsky
Daniel Milikowsky

/s/ Nathan Milikowsky
Nathan Milikowsky

The Rebecca and Nathan Milikowsky Family Foundation

/s/ Nathan Milikowsky
By:	Nathan Milikowsky
Title:	Trustee

Daniel Milikowsky Family Holdings, LLC

/s/ Daniel Milikowsky
By:	Daniel Milikowsky
Title:	Investment Manager

The Daniel and Sharon Milikowsky Family Foundation, Inc.

/s/ Daniel Milikowsky
By:	Daniel Milikowsky
Title:	President